

November 9, 2010

Kenneth R. Trammell
Executive VP and Chief Financial Officer
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

> **Re: Tenneco Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on February 26, 2010**
> **File No. 001-12387**

Dear Mr. Trammell:

We have reviewed your response letter dated October 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 38

1. We note your response to our prior comment two. However, it does not appear to us that your response has addressed our comment. Please tell us and revise your disclosure to quantify the direct and indirect economic loss you suffered as a result of the production shutdowns at Chrysler and General Motors plants in North America during the second and third quarter of 2009.

Results from Operations, page 41

2. We note your response to our prior comment four. Our comment was intended to result in a discussion of costs of sales under a separate subtitle under Results of Operations on a stand-alone basis, with your current discussion of gross margin being

provided on a supplemental basis at your option. In future filings, please quantify, discuss, and analyze the changes in costs of sales on a stand-alone basis. In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material. Please provide us a sample of your proposed revised disclosure as part of your response.

3.   We note your response to our prior comment five. You refer to your discussion of these costs in your executive summary and under critical accounting policies. While we acknowledge that you provide some information regarding selling, general and administrative expense and engineering expenses under your executive summary, this discussion does not appear adequate or complete. You do not discuss the goodwill impairment charge, research and development expense, or depreciation and amortization under the executive summary. Also you have not quantified each of the material factors that drove the change in the selling, general and administrative expense and engineering expenses. We believe the executive summary should focus on a high-level review of the most significant factors affecting your results and liquidity. In addition, the disclosure in critical accounting policies is not intended to quantify, discuss, and analyze the changes in accounts. As such, we reissue our previous comment. In future filings, please quantify, discuss, and analyze the changes in other material expense accounts such as your goodwill impairment charge, engineering expense, research and development expense, selling, general and administrative expense and depreciation and amortization. Please provide us a sample of your proposed revised disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Note 5. Long Term Debt, Short Term Debt, and Financing Arrangements

Senior Credit Facility- Other Terms and Conditions, page 92

4.   We note your response to our prior comment six. Please further clarify for us under what specified circumstances you are permitted to repay or refinance your notes and how your notes can be exchanged for shares of common stock. Also, please provide us with a copy of your intended revised disclosure that further explains the purpose of these provisions in the senior credit agreement and how they operate.

  You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

       Sincerely,

       Lyn Shenk
       Branch Chief